EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

ANGLOGOLD ASHANTI LIMITED,

ANGLOGOLD ASHANTI USA INCORPORATED,

GCGC LLC

and

GOLDEN CYCLE GOLD CORPORATION

Dated as of January 11, 2008

TABLE OF CONTENTS	Page

ARTICLE I

THE MERGER

1.1	The Merger	1
1.2	Effective Time of the Merger	1
1.3	Tax Treatment	2

ARTICLE II

THE SURVIVING ENTITY

2.1	Articles of Organization	2
2.2	Operating Agreement	2
2.3	Officers	2

ARTICLE III

CONVERSION OF SHARES

3.1	Conversion of Capital Stock	2
3.2	Surrender and Payment	3
3.3	Stock Options	5
3.4	Closing	6

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

4.1	Organization and Qualification	7
4.2	Capitalization	7
4.3	Authority; Validity of Agreement	8
4.4	No Violation; Consents and Approvals	9
4.5	Target Reports	10
4.6	Financial Statements	11
4.7	Absence of Undisclosed Liabilities	11
4.8	Absence of Certain Changes	11
4.9	Taxes	12
4.10	Litigation	14
4.11	Employee Benefit Plans; ERISA	15
4.12	Environmental Liability	17
4.13	Compliance with Applicable Laws	18
4.14	Insurance	18
4.15	Properties; Mining Claims	19

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TABLE OF CONTENTS (continued)	Page

4.16	Material Contracts	20
4.17	Required Shareholder Vote	20
4.18	F-4 and Proxy Statement/Prospectus	20
4.19	Intellectual Property	20
4.20	Affiliate Transactions	21
4.21	Brokers	21
4.22	Tax-Free Reorganization	21
4.23	Fairness Opinion; Board Approval	21
4.24	Controls and Procedures	22
4.25	Takeover Matters	22

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

5.1	Organization and Qualification	23
5.2	Authority; Validity of Agreement	23
5.3	No Violation; Consents and Approvals	23
5.4	Parent SEC Reports	24
5.5	No Vote Required	24
5.6	Operations of Merger Sub	25
5.7	F-4 and Proxy Statement/Prospectus	25
5.8	Joint Venture Transaction	25
5.9	Tax-Free Reorganization	25
5.10	Controls and Procedures	25
5.11	Parent Ordinary Shares	26
5.12	Substituted Options	26

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1	Conduct of Business by Target Pending the Merger	26
6.2	Further Assurances	28

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1	Access and Information	29
7.2	Acquisition Proposals	29

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TABLE OF CONTENTS (continued)	Page

7.3	Board Recommendations	31
7.4	Existing Negotiations	32
7.5	Definitions	32
7.6	Directors’ and Officers’ Indemnification and Insurance	33
7.7	Cooperation	33
7.8	Publicity	33
7.9	Filings	33
7.10	Employee Matters	34
7.11	Target Shareholders’ Meeting	34
7.12	Preparation of the F-4 and Proxy Statement/Prospectus	34
7.13	Stock Exchange Listing	35
7.14	Notice of Certain Events	35
7.15	Tax Treatment	36
7.16	Affiliate Letter	36
7.17	Joint Venture Transaction	36

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1	Conditions to the Obligation of Each Party	36
8.2	Conditions to the Obligations of the Parent Parties	37
8.3	Conditions to the Obligations of Target	38

ARTICLE IX

SURVIVAL

9.1	Survival of Representations and Warranties	39
9.2	Survival of Covenants and Agreements	40

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1	Termination	40
10.2	Effect of Termination	41

ARTICLE XI

MISCELLANEOUS

11.1	Expenses	41
11.2	Notices	43

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TABLE OF CONTENTS (continued)	Page

11.3	Severability	45
11.4	Assignment	45
11.5	Interpretation	45
11.6	Counterparts	45
11.7	Entire Agreement	45
11.8	Governing Law	45
11.9	Submission to Jurisdiction	45
11.10	Attorneys’ Fees	46
11.11	No Third Party Beneficiaries	46
11.12	Disclosure Letters	46
11.13	Amendments and Supplements	46
11.14	Extensions, Waivers, Etc	46

ARTICLE XII

DEFINITIONS

12.1	Defined Terms	47
12.2	Additional Defined Terms	50

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated January 11, 2008 (the “Agreement Date”), by and among AngloGold Ashanti Limited, a corporation organized under the laws of the Republic of South Africa (“Parent”), AngloGold Ashanti USA Incorporated, a Delaware corporation (“Member”), GCGC LLC, a Colorado limited liability company and a direct wholly owned subsidiary of Member (“Merger Sub,” and, together with Parent and Member, the “Parent Parties”) and Golden Cycle Gold Corporation, a Colorado corporation (“Target”).

WHEREAS, the Boards of Directors of Parent, Member and Target deem it advisable and in the best interests of their respective entities and shareholders or members, as applicable, that Target merge with and into Merger Sub (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors and member have approved this Agreement and the Merger;

WHEREAS, as an inducement to Parent, Member and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, with the approval of Target’s Board of Directors, Parent has entered into voting agreements with each of the Persons set forth on Exhibit A attached hereto, pursuant to which such parties have, among other things, agreed to support the Merger upon the terms and conditions set forth therein (collectively, the “Voting Agreements”); and

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1          The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time, Target shall merge with and into Merger Sub and the separate existence of Target shall thereupon cease and Merger Sub shall be the surviving entity in the Merger (sometimes referred to herein as the “Surviving Entity”) as an indirect wholly owned subsidiary of Parent. The Merger shall have the effects set forth in Section 7-90-204 of the Colorado Business Corporation Act (the “CBCA”), including the Surviving Entity’s succession to and assumption of all rights and obligations of Merger Sub and Target.

1.2          Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) upon the later of (i) the date and time of filing of a properly executed Statement of Merger relating to the Merger with the Secretary of State of Colorado in accordance with the CBCA (the “Statement of Merger”) and (ii) at such later time as the parties shall agree and set forth in such Statement of Merger. The Statement of Merger shall be filed as soon as practicable on the Closing Date.

1.3          Tax Treatment. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code, and this Agreement shall constitute a plan of reorganization within the meaning of Treasury regulation section 1.368-2(g). Each party hereto agrees to treat the Merger as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct.

ARTICLE II

THE SURVIVING ENTITY

2.1          Articles of Organization. The articles of organization of Merger Sub in effect immediately prior to the Effective Time shall be the articles of organization of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with the terms thereof and the CBCA.

2.2          Operating Agreement. The Operating Agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Entity at and after the Effective Time until thereafter amended in accordance with its terms, the Surviving Entity’s articles of organization and Operating Agreement and the Colorado Limited Liability Company Act (“CLLCA”).

2.3          Officers. At and after the Effective Time, the officers of Merger Sub shall be the officers of the Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity’s Operating Agreement and the CLLCA. Effective at the Effective Time, all of the officers and employees of Target shall resign.

ARTICLE III

CONVERSION OF SHARES

3.1          Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a)          All shares of common stock of Target, no par value per share (“Target Common Shares”), that are held in Target’s treasury shall be canceled and cease to exist and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b)          Subject to Section 3.2(i), each issued and outstanding Target Common Share (other than Target Common Shares cancelled pursuant to Section 3.1(a)) shall be automatically converted into the right to receive 0.29 (the “Exchange Ratio”) American Depositary Shares of Parent (each, an “ADS”) rounded up to the next whole ADS, with each whole ADS representing one ordinary share, par value 25 South African cents per share, of Parent (the “Parent Ordinary Shares”). The ADSs to be issued for each Target

Common Share pursuant to this Agreement are referred to herein as the “Common Conversion Consideration.” All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate that, immediately prior to the Effective Time, represented such Target Common Shares (a “Stock Certificate”), shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate in accordance with Section 3.2, the Common Conversion Consideration, without interest (the “Merger Consideration”), and any amounts payable pursuant to Section 3.2(d). Notwithstanding the foregoing, if between the Agreement Date and the Effective Time, the ADSs or Target Common Shares are changed into a different number of shares or a different class because of any stock dividend or distribution, subdivision, reorganization, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be appropriately adjusted to reflect such event.

(c)          The membership interests of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into membership interests of the Surviving Entity, such that the converted membership interests will represent all of the issued and outstanding membership interests of the Surviving Entity and will be held by an indirect wholly owned subsidiary of Parent.

(d)          All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Target Common Shares formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Entity of Target Common Shares which were outstanding immediately prior to the Effective Time.

3.2	Surrender and Payment.

(a)          Exchange Agent and Exchange Fund. Parent shall authorize one or more transfer agent(s) to act as exchange agent hereunder (the “Exchange Agent”) with respect to the Merger. At or prior to the Effective Time, Parent shall: (i) deposit, or cause to be deposited, with The Bank of New York, as depositary for the ADSs, or any successor depositary thereto, a number of Parent Ordinary Shares equal to the aggregate number of ADSs to be issued as Common Conversion Consideration; and (ii) deposit, or cause to be deposited, with the Exchange Agent the receipts representing such aggregate number of ADSs (the “Exchange Fund”). The Exchange Agent shall deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b)          Exchange Procedures. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of a Stock Certificate a letter of transmittal (which shall specify that delivery will be effected, and risk of loss and title to the Stock Certificates shall pass, only upon delivery of the Stock Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent and Target may reasonably specify) for use in the exchange contemplated by Section 3.1 and instructions for use in effecting the surrender of Stock Certificates for payment therefor in accordance with this Agreement (together, the “Exchange Instructions”). Upon surrender of a Stock Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to the Exchange Instructions, the holder of such Stock Certificate shall be entitled to receive in exchange therefor ADSs (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of ADSs that such holder has the right to receive pursuant to Section 3.1 and Section 3.2(i), plus any amount payable pursuant to Section 3.2(d).

(c)          Transferred Target Common Shares. If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of Target Common Shares represented by the Stock Certificate(s) surrendered in exchange therefor, no such issuance or payment shall be made unless (i) the Stock Certificate(s) so surrendered have been properly endorsed and otherwise are in proper form for transfer and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other Taxes required as a result of such issuance to a Person other than the registered holder or established to the Exchange Agent’s satisfaction that such Tax has been paid or is not applicable.

(d)          Dividends and Distributions on ADSs. No dividends or other distributions declared or made with respect to ADSs with a record date after the Effective Time shall be paid to the holder of any unsurrendered Stock Certificate with respect to the ADSs that such holder would be entitled to receive upon surrender of such Stock Certificate in accordance with Sections 3.1 or 3.2(i). Following surrender of any such Stock Certificate, there shall be paid to such holder of ADSs issuable in exchange therefor, without interest, (a) as soon as practicable after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such ADSs, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such ADSs. For purposes of dividends or other distributions in respect of ADSs, all ADSs to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such ADSs were issued and outstanding as of the Effective Time.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to the Surviving Entity, as a general creditor thereof, to exchange such Stock Certificates pursuant to Section 3.1 or 3.2(i) or to pay amounts to which such holder is entitled pursuant to Section 3.2(d). Neither Parent nor the Surviving Entity shall be liable to any holder of Target Common Shares for any such ADSs (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(f)           Lost Certificates. If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration payable in respect of the Target Common Shares represented by such Stock Certificate, without interest.

(g)          Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Common Shares such amounts as Parent, the Surviving Entity or the Exchange Agent determine is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Target Common Shares in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.

(h)          Shares Held by Target Affiliates. Notwithstanding anything to the contrary herein, no ADSs shall be issued in exchange for any Stock Certificate to any affiliate of Target (identified pursuant to Section 7.16) until such Person shall have delivered to Parent a duly executed Affiliate Letter as contemplated by Section 7.16 (if such Section is in effect).

(i)           No Fractional Shares. No certificates or scrip or fractional ADSs or book-entry credit representing such fractional share interests shall be issued upon the surrender of Stock Certificates. Each holder of Target Common Shares exchanged pursuant to this Article III who would otherwise have been entitled to receive a fraction of an ADS (after taking into account all Stock Certificates delivered by such holder) shall receive, in lieu of such fractional share, one ADS. The parties acknowledge that rounding up fractional ADSs was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional ADSs.

3.3	Stock Options.

(a)          Prior to the Effective Time, Target and Parent shall take all such action as may be necessary to cause each unexpired and unexercised option to purchase Target Common Shares (a “Target Stock Option”) granted under Target’s 1992 Stock Option Plan (the “1992 Plan”), 1997 Officers’ & Directors’ Stock Option Plan (the “1997 Plan”) and the 2002 Stock Option Plan (the “2002 Plan” and, together with the 1992 Plan and 1997 Plan, the “Target Stock Option Plans”), whether vested or unvested, to be automatically converted at the Effective Time into an option (a “Substituted Option”) to purchase a number of ADSs equal to the number of Target Common Shares that could have been purchased (assuming full vesting) under such Target Stock Option multiplied by the Exchange Ratio (rounded down to the nearest whole number of ADSs) at a price per ADS equal to the per-share option exercise price specified in the Target Stock Option divided by the Exchange Ratio (such product rounded up to the nearest whole cent). Such Substituted Option shall otherwise be subject to the same terms and conditions as such Target Stock Option. The date of grant of the Substituted Option shall be the date on which the corresponding Target Stock Option was granted. Prior to the Effective Time, Target shall make all necessary amendments under the Target Stock Option Plans to provide that no further awards shall be made thereunder following the Closing. At and after the Effective Time, (i) all references in the Target Stock Option Plans and related stock option agreements to Target shall be deemed to refer to Parent and (ii) Parent shall assume all of Target’s obligations with respect to the Target Stock Options as so amended.

(b)          In respect of each Substituted Option, and the ADSs underlying such Substituted Option, Parent shall, as soon as practicable after the Effective Time, file a Form S-8 or other appropriate registration statement and use reasonable efforts to keep such registration statement current for as long as Substituted Options remain outstanding.

3.4          Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) will take place at 10:00 a.m. Mountain Standard Time on the second business day after the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VIII, other than any such conditions which by their nature cannot be satisfied until the Closing Date, or such other time agreed by the parties, at the offices of Davis Graham & Stubbs LLP, 1550 17th Street, Denver, Colorado 80202, unless another time, date or place is agreed to in writing by the parties hereto (the date upon which the Closing occurs being referred to herein as the “Closing Date”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as set forth in the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Letter”), Target represents and warrants to the Parent Parties, unless another date is specifically referenced in a particular representation or warranty, as of the Agreement Date and as of the Closing Date, as follows:

4.1	Organization and Qualification.

(a)          Except as set forth on Section 4.1(a) of the Target Disclosure Letter, Target and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

(b)          Target and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which such qualification or licensing is required, except for such failures to be so qualified or licensed as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity. Section 4.1(b) of the Target Disclosure Letter sets forth a true and correct list of all of the jurisdictions in which Target and each of its Subsidiaries is qualified or licensed to do business as a foreign corporation.

(c)          Section 4.1(c) of the Target Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Target and their respective jurisdictions of incorporation or organization. None of Target or its Subsidiaries owns any equity interest in any Person other than as set forth in Section 4.1(c) of the Target Disclosure Letter.

(d)          Target has previously delivered to Parent a true and complete copy of its articles of incorporation and bylaws, in each case as amended through the Agreement Date, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended through the Agreement Date. Neither Target nor any of its Subsidiaries is in violation of its articles of incorporation, bylaws or similar governing documents.

4.2	Capitalization.

(a)          The authorized capital stock of Target consists solely of 100,000,000 Target Common Shares. As of the Agreement Date, (i) 9,769,250 Target Common Shares are issued and outstanding, (ii) 585,000 Target Common Shares are reserved for issuance upon the exercise of outstanding Target Stock Options under the Target Stock Option Plans (and no other Target Common Shares are reserved for issuance) and (iii) no Target Common Shares are held by Target in treasury. The authorized and outstanding capital stock or other equity capitalization of each Subsidiary of Target is set forth in Section 4.2(a) of the Target Disclosure Letter. Target is, directly or indirectly, the record and beneficial owner of all of the outstanding equity interests of each Subsidiary of Target, and holds such shares or interests free and clear of all Liens other than statutory Liens for Taxes not yet due and payable. All of the outstanding Target Common Shares and all of the equity interests of each of its Subsidiaries are validly issued, fully paid and nonassessable, and were not issued in violation of any purchase option, call option, right of first refusal, preemptive right or other similar right. Neither Target nor any of its Subsidiaries has agreed to register any securities under the Securities Act or any state securities laws.

(b)          There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) with the shareholders or other equity holders of Target or any of its Subsidiaries, whether together or as a separate class, on any matters on which such holders may vote. Except as set forth in Section 4.2(a) or in Section 4.2(b) of the Target Disclosure Letter, there are no authorized or outstanding (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, stock appreciation rights, phantom equity or other claims or commitments of any character (including “rights plans” or “poison pills”) that may obligate Target or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Target or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity interest of Target or any of its Subsidiaries or any securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Target or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Target or any of its Subsidiaries.

(c)          Section 4.2(b) of the Target Disclosure Letter sets forth the following information with respect to each Target Stock Option outstanding as of the Agreement Date: (i) the name of the holder, (ii) the number of Target Common Shares issuable upon exercise thereof, (iii) the exercise price, (iv) the issue date, (v) the termination date, (vi) the stock option plan under which such option was issued and (vii) whether such option contains any put, redemption or similar feature. At the Effective Time, after giving effect to the provisions of Section 3.3, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which Target or any of its Subsidiaries will be bound providing for the purchase or issuance of any shares of capital stock or other equity interest of Target (or, following the Closing, the Surviving Entity) or any of its Subsidiaries (or securities convertible into or exchangeable for such shares) or any other such securities or agreements.

(d)          Except as applicable to the Joint Venture under the terms of the Joint Venture Agreement, neither Target nor any of its Subsidiaries is obligated to make any capital contribution or loan to or other investment in any other Person.

4.3          Authority; Validity of Agreement. Target has full corporate power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and, subject to obtaining the Target Shareholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Shareholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4	No Violation; Consents and Approvals.

(a)          Except as set forth on Section 4.4(a) of the Target Disclosure Letter, the execution and delivery of this Agreement and any Ancillary Agreement to which Target is or will be a party, the consummation of the Transactions and the performance by Target of its obligations hereunder and thereunder will not (i) subject to receipt of the Target Shareholders’ Approval, conflict with any provision of the articles of incorporation or bylaws of Target or the certificate of incorporation or bylaws, or other similar organizational documents of any of its Subsidiaries, (ii) result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of any benefit under, or the acceleration of performance, vesting or an increase in compensation or benefit required by, or the creation of any Lien upon any equity interests in or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, lease, mortgage, license, plan, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) violate the provisions of any Law applicable to Target or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), for such violations, breaches, defaults, or rights of termination, cancellation or acceleration that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b)          No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions by Target and the performance by Target of its obligations hereunder or thereunder, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the F-4, (ii) the receipt of the Target Shareholders’ Approval, (iii) such filings, authorizations or approvals as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (iv) the filing of the Statement of Merger, (v) any consents, authorizations, approvals, filings or exemptions in connection with applicable stock exchange rules and (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings (x) as are customarily made or obtained in connection with the transfer of interests in or change of control of ownership of mining properties and (y) the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target or the Surviving Entity, materially impair the ability of Target to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

4.5	Target Reports

(a)          Copies of Target’s registration statements, reports, schedules, proxies or information statements and other documents (including exhibits and amendments thereto) filed with or furnished to the SEC (collectively, the “Target SEC Reports”) are available online with the SEC and through the EDGAR system. Target has timely filed with or furnished to the SEC each of the Target SEC Reports required to be filed or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder . As of their respective dates (or, if any Target SEC Reports were amended, as of the date such amendment was filed with the SEC), each Target SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing clause (b) shall not apply to the extent that any information regarding the Joint Venture provided by Parent or the Joint Venture to Target for inclusion in the Target SEC Reports was false or misleading or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, at the time such information was provided by Parent or Joint Venture. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b)          The Chief Executive Officer and Chief Financial Officer of Target have made all certifications (without qualification or exception to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) if required to do so as of such dates pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct. Neither Target nor any of its officers has received any notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. Except as set forth in the Target SEC Reports, Target is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the applicable rules of NYSE Arca.

4.6          Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included or incorporated by reference in the Target SEC Reports has been or will be prepared from, and is or will be in accordance with, the books and records of Target and its consolidated Subsidiaries, complies or will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, has been or will be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) (except as may be indicated in the notes thereto and subject, in the case of interim financial statements, to normal and recurring year-end adjustments that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target) and fairly presents or will fairly present the consolidated financial position of Target and its Subsidiaries as of the date thereof and the consolidated results of operations, cash flows and changes in financial position of Target and its Subsidiaries for the periods presented therein.

4.7          Absence of Undisclosed Liabilities. Except as and to the extent set forth on the consolidated balance sheet of Target and its Subsidiaries as at December 31, 2006, including the notes thereto (the “2006 Target Balance Sheet”) or as specifically and individually described in Section 4.7 of the Target Disclosure Letter or the Target SEC Reports filed and publicly available prior to the Agreement Date, including the unaudited balance sheet as at September 30, 2007, neither Target nor any of its Subsidiaries has any Liability required to be reflected or reserved against in a consolidated balance sheet of Target prepared in accordance with GAAP as applied in preparing the 2006 Target Balance Sheet, except for Liabilities that would not reasonably be expected to exceed $75,000, individually, or $200,000, in the aggregate.

4.8          Absence of Certain Changes. Except as (i) disclosed in the Target SEC Reports filed and publicly available prior to the Agreement Date, including the unaudited balance sheet as at September 30, 2007, (ii) set forth in Section 4.8 of the Target Disclosure Letter or (iii) contemplated by this Agreement, since December 31, 2006:

(a)          Other than with respect to actions taken by the Cripple Creek & Victor Gold Mining Company (the “Joint Venture”) pursuant to the Amended and Restated Joint Venture Agreement between AngloGold Ashanti (Colorado) Corp. (as successor-in-interest to Pikes Peak Mining Company) and Target, dated January 1, 1991, and any and all subsequent amendments thereto (as so amended, the “Joint Venture Agreement”), as to which this Section 4.8(a) shall not apply, Target and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice and there (i) have not been any changes or developments that, individually or in the aggregate, have had or would be reasonably likely to have a Material Adverse Effect with respect to Target or (ii) has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Target or its Subsidiaries, whether or not covered by insurance; and

(b)          Neither Target nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Target Benefit Plans as in effect on December 31, 2006 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries or compensation payable to any officer, employee or director from the amount thereof in effect as of December 31, 2006, other than increases in wages, salaries and other cash compensation in the ordinary course of business consistent with past practice, (B) granted any severance or termination pay, (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons or (D) adopted or amended, or accelerated the payment or vesting of benefits under, any Target Benefit Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Target’s capital stock, (iii) effected or authorized any split, combination or reclassification of any of Target’s capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Target’s capital stock, except for issuances of Target Common Shares upon the exercise of Target Stock Options, in each case, in accordance with their terms at the time of exercise, (iv) changed in any material respect, or had knowledge of any reason that required any material change in, any accounting methods (or underlying assumptions), principles or practices of Target or its Subsidiaries, (v) made or changed any material Tax election, or settled or compromised any material income Tax liability, or materially amended any Tax Return, (vi) acquired any material assets, or sold, leased, exchanged, transferred, licensed, farmed-out or otherwise disposed of any material assets, in each case other than in the ordinary course of business consistent with past practice, (vii) amended its articles of incorporation, bylaws or other organizational documents, (viii) discharged or satisfied any Indebtedness or paid any obligation or Liability, other than current Liabilities incurred and paid in the ordinary course of business and consistent with past practice, (ix) suffered or permitted any Lien to arise or be granted or created against or upon any of its assets other than Liens which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Target, (x) made any agreement or commitment (contingent or otherwise) to do any of the foregoing or (xi) take any other action that would have been prohibited by Section 6.1 if this Agreement had been in effect since December 31, 2006.

4.9	Taxes. Except as set forth in Section 4.9 of the Target Disclosure Letter:

(a)          Target and each of its Subsidiaries have timely filed or will file all Tax Returns required by applicable Law to be filed by any of them prior to or as of the Closing Date. As of the Closing Date, the foregoing Tax Returns correctly reflected or will reflect, in all material respects, all relevant facts regarding the income, business, assets, operations, activities, status, or other matters of Target or any other information required to be shown thereon. The unpaid Taxes of Target or its Subsidiaries did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the 2006 Target Balance Sheet (rather than in any notes thereto) and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Target and its Subsidiaries in filing their Tax Returns. Neither Target, nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. Target has made available or will make available prior to the Closing Date true and complete copies of its income Tax Returns to Parent for all periods beginning on or after January 1, 2004.

(b)          Target and each of its Subsidiaries have paid all material Taxes due with respect to any period ending prior to or as of the Closing Date. Target and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, director, officer, agent, independent contractor, creditor, shareholder, or other third party.

(c)          No Audit by a Tax Authority is pending or, to the knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target or any of its Subsidiaries. No issue has been raised by any Tax Authority in any Audit of Target or any of its Subsidiaries that, if raised with respect to any other period not so audited, could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed or, to the knowledge of Target, threatened, against Target or any of its Subsidiaries. No claim has ever been made by an authority in a jurisdiction where Target or any of its Subsidiaries does not file Tax Returns that Target or any of its Subsidiaries is or maybe subject to taxation by that jurisdiction. There are no Liens for Taxes upon the assets of Target or any of its Subsidiaries, except Liens for current Taxes not yet delinquent.

(d)          Neither Target nor any of its Subsidiaries has given any waiver of statutes of limitations relating to Taxes or executed a power of attorney with respect to Tax matters that, in either case, will be outstanding as of the Closing Date.

(e)          There are no Tax sharing, Tax indemnity or similar agreements to which Target or any of its Subsidiaries is a party or bound by or pursuant to which Target or any of its Subsidiaries has any obligation or liability for Taxes.

(f)           Except for the group of which Target is currently the parent corporation, Target has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or a group of corporations filing combined or unitary returns.

(g)          Target has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h)          None of Target or any of its Subsidiaries has any liability for Taxes of any Person (other than Target and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i)           Neither Target nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361 within the two-year period preceding the date of this Agreement.

(j)           None of Target or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) ”closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date or (iii) an installment sale or open transaction disposition made on or prior to the Closing Date.

(k)          Neither Target nor any of its Subsidiaries has participated, within the meaning of Treasury Regulation Section 1.6011-4(c) (or any predecessor of such Treasury Regulation), in (i) any “listed transaction” within the meaning of Code

Section 6011 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (ii) any transaction required to be registered with the Internal Revenue Service under Code Section 6111 as in effect on or prior to October 22, 2004 and the Treasury Regulation thereunder (or any corresponding or similar provision of state, local, or foreign income Tax Law).

(l)           Neither Target nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax Law) and (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local or foreign Tax Law).

(m) Target operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations § 1.368-1(d).

4.10       Litigation. Except as specifically disclosed in the Target SEC Reports filed and publicly available prior to the Agreement Date or Section 4.10 of the Target Disclosure Letter, there is no suit, claim, action, proceeding or investigation pending or, to Target’s knowledge, threatened against or directly affecting Target, any Subsidiary of Target or any of the directors or officers of Target or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor, that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect with respect to Target if determined adversely to Target, a Subsidiary of Target or any such director or officer. Neither Target nor any of its Subsidiaries, nor any officer, director or employee of Target or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority that names such Person from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target or such Subsidiary nor, to the knowledge of Target, is Target, any Subsidiary of Target or any officer, director or employee of Target or any of its Subsidiaries under investigation by any Governmental Authority.

4.11	Employee Benefit Plans; ERISA.

(a)          Section 4.11(a) of the Target Disclosure Letter contains a true and complete list of each plan, fund, contract, program, agreement and arrangement (whether written or not) for the benefit of present or former employees or directors, including those intended to provide pension, profit sharing, retirement, supplemental retirement, deferred compensation, equity incentive, or bonus or other incentive benefits (whether or not tax qualified and whether or not defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); disability, medical, dental, or other health insurance benefits, life insurance or other death benefit benefits (whether or not defined in Section 3(1) of ERISA); salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA) (i) to which Target or any of its Subsidiaries is a party or by which it is bound, or (ii) with respect to which Target or any of its Subsidiaries has made any payments or contributions or may otherwise have any liability, whether direct or indirect, (including any such plan or other arrangement formerly maintained by Target or any of its Subsidiaries), (iii) that Target or any of its Subsidiaries has committed to implement, establish, adopt or contribute to in the future, (iv) for which Target or any of its Subsidiaries is or may be financially liable as a result of Target’s affiliation with any company or any company’s shareholders which together with Target or any of its Subsidiaries would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the plan is maintained by the Target or any of its Subsidiaries for the benefit of its employees or former employees), (v) for or with respect to which Target or any of its Subsidiaries is or may become liable under any common law successor doctrine, express successor liability provision of Law, labor or employment Law or agreement with a predecessor employer (“Target Benefit Plan”). Target Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Target nor any of its affiliates has any present or potential Liability.

(b)          With respect to each Target Benefit Plan, (i) such plan has been administered in compliance with its terms and applicable Law in all material respects, (ii) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a material breach of fiduciary duty under ERISA, (iii) no disputes are pending or, to the knowledge of Target or any Target ERISA Affiliate, threatened, other than ordinary claims for benefits, nor is there any basis for such a proceeding, (iv) neither Target nor any Target ERISA Affiliate has engaged in, and neither Target nor any Target ERISA Affiliate has any knowledge of any Person that has engaged in, any transaction prohibited by Section 406 of ERISA or Section 4975 of the Code, (v) all contributions due have been made on a timely basis, (vi) all required reports, notices and descriptions related to the Target Benefit Plan (including, but not limited to, those required by Target Benefit Plan provisions, ERISA and the Code) have been distributed to participants or filed with the appropriate Governmental Authority, (vi) all contributions made or that will be made under any Target Benefit Plan meet the requirements for deductibility under the Code, (vii) Target is not liable (either directly or as a result of indemnification) for any excise Taxes, penalties, damages or equitable relief as a result of any violation under ERISA or any other applicable Law, and (viii) no audit or examination by a Governmental Authority is currently pending (nor has notice been received regarding a potential audit or examination) and there are no pending submissions to a Governmental Authority.

(c)          Any Benefit Plan, individual employment, severance or other compensatory agreement or arrangement with respect to which the Target or any Target ERISA Affiliate has any current or future obligation that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in form with the requirements under Code Section 409A and the Treasury Regulations issued thereunder (without regard to the effective date of such regulations) so as not to result in the imposition of additional Tax or interest to a service provider. No Target Benefit Plan is a multiple employer plan (as defined in Section 413(c) of the Code), a multiemployer plan (as defined in Section 3(37) of ERISA), a defined benefit pension plan (as defined in Section 3(35) of ERISA) subject to Title IV of ERISA, a plan subject to the minimum funding standards under Section 302 of ERISA or Section 412 of the Code, a plan that is intended to be qualified under Section 401(a), a welfare plan that is self funded, a plan that owns employer stock or a plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(d)          No present or former employees or directors of Target or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits.

(e)            Neither Target nor any Target ERISA Affiliate is or ever has been subject to the requirements of Section 4980B of the Code or Section 406 of ERISA.

(f)           No condition, agreement or Target Benefit Plan provision limits the right of Parent or Merger Sub to amend, cut back or terminate any Target Benefit Plan (except to the extent such limitation arises under ERISA). Each Target Benefit Plan may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.

(g)          The execution, delivery, and performance by Target of this Agreement or any Ancillary Agreement to which Target is or will be a party and the consummation of the Transactions will not constitute an event under any Target Benefit Plan that will (i) cause any Target Benefit Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee or director of Target or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, benefit or award, (iii) modify or result in any payment (whether as severance pay or otherwise), acceleration, vesting, or increases in benefits, awards or compensation with respect to any employee of the Company, or (iv) cause any payments or benefits to any employee or director to be either subject to an excise Tax or non-deductible to Target under Sections 4999 and 280G of the Code.

4.12       Environmental Liability. Except (i) as set forth in Section 4.12 of the Target Disclosure Letter and (ii) operations and properties of the Joint Venture, as to which the representations and warranties contained in this Section 4.12 shall not apply:

(a)          The businesses of Target and its Subsidiaries have been and are operated in compliance in all material respects with all applicable Laws relating to the protection or regulation of the environment or human health, including the common law and the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Toxic Substance Control Act, Hazardous Materials Transportation Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, Superfund Amendments and Reauthorization Act, Endangered Species Act, National Environmental Policy Act, Mine Safety and Health

Act, General Mining Law of 1872, Federal Land Policy and Management Act, 1897 Organic Act, National Historic Preservation Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect as well as all state counterparts of such federal requirements (collectively, “Environmental Laws”).

(b)          Neither Target nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law (collectively, “Hazardous Substances”), except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws, and, to Target’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has otherwise occurred at any property or facility owned, leased or operated by Target or any of its Subsidiaries, except in compliance in all material respects with all Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(c)          Neither Target nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Target, any other communication alleging or concerning any material violation by Target or any of its Subsidiaries of, or responsibility or liability of Target or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d)          Target and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation and ownership of the businesses of Target and its Subsidiaries as currently conducted. There are no pending or, to the knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations. Target does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any such approvals, permits, licenses, registrations and authorizations.

(e)          Without in any way limiting the generality of the foregoing, to Target’s knowledge, (i) all offsite locations where Target or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are and have been licensed and operating as required by Law and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are now or have been used or stored at any property owned, leased or operated by Target or any of its Subsidiaries, except in compliance in all material respects with Environmental Laws and in a manner that does not give rise to any Liability under any Environmental Laws.

(f)           No claims have been asserted or, to Target’s knowledge, threatened to be asserted against Target or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed of by Target or its Subsidiaries.

4.13       Compliance with Applicable Laws. Target and each of its Subsidiaries hold all material approvals, licenses, permits, registrations, exemptions and similar authorizations from Governmental Authorities and other Persons necessary for the lawful conduct of their respective businesses as now conducted (the “Target Permits”). Target and each of its Subsidiaries have been and are in compliance with the terms of the Target Permits and all applicable Laws in all material respects, and neither Target nor any of its Subsidiaries has received any notice from any Person that the business of Target or any of its Subsidiaries has been or is being conducted in violation of any applicable Law or the terms of any Target Permit in any material respect. Neither Target nor any Subsidiary has received any notice that any material Target Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Target has no knowledge of any reasonable basis for any such termination, modification or non-renewal. Notwithstanding the foregoing, this Section 4.13 shall not apply in respect of the operations of the Joint Venture.

4.14       Insurance. Section 4.14 of the Target Disclosure Letter sets forth a complete and accurate list of each insurance policy under which Target or its Subsidiaries has been an insured, a named insured or otherwise the principal beneficiary of coverage at any time during the past three years (other than any such policy maintained by the Joint Venture). Target has made available or will make available prior to the Closing Date to Parent a true and complete copy of each such policy. With respect to each such policy, none of Target, its Subsidiaries or, to Target’s knowledge, any other party to the policy is in material breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy. Neither Target nor any Subsidiary has received any notice that any of its policies (other than any policies maintained by the Joint Venture) cannot be renewed in the ordinary course of business, and has no knowledge of any reasonable basis for any such non-renewal. Section 4.14 of the Target Disclosure Letter describes any self-insurance arrangements affecting Target or its Subsidiaries (other than any such arrangements maintained by the Joint Venture).

4.15       Properties; Mining Claims. Set forth in Section 4.15 of the Target Disclosure Letter is a complete and accurate list of each and every interest in real property owned by Target or any of its Subsidiaries (collectively, the “Owned Real Property”), as well as a complete and accurate list of each and every contractual interest in real property held by Target or any of its Subsidiaries (collectively, those contracts are referred to as the “Property Agreements”). Section 4.15 of the Target Disclosure Letter sets forth for each Owned Real Property the owner of such property and for each Property Agreement the parties thereto. Except (i) as set forth in Section 4.15 of the Target Disclosure Letter, and (ii) for properties owned or held by the Joint Venture, as to which properties the representations and warranties contained in this Section 4.15 do not apply:

(a)          Target or one of its Subsidiaries owns good and marketable title to the Owned Real Property (other than that portion of the Owned Real Property comprising unpatented mining claims), free and clear of all Liens, other than Permitted Liens. Neither Target nor any of its Subsidiaries has assigned to any third party any interest or right to acquire any interest in the Owned Real Property, and there are no actions, suits, administrative or other proceedings pending, or, to Target’s knowledge, threatened against any of the Owned Property. All ad valorem property and other Taxes assessed against the Owned Real Property have been timely and properly paid.

(b)          Each of the Property Agreements is in full force and effect, Target and its Subsidiaries have performed all of their respective obligations thereunder, and there are no defaults under (or conditions that with the passage of time could reasonably be expected to result in any such default) or breach of any of the terms and conditions of those Property Agreements by Target or any of its Subsidiaries, or to Target’s knowledge, by any of the other parties to those Property Agreements. Except as set forth on Section 4.15(b) of the Target Disclosure Letter, to Target’s knowledge, the party granting Target or its Subsidiaries rights to the properties covered by those Property Agreements owns good and marketable title to those properties, free and clear of all Liens, other than Permitted Liens.

4.16       Material Contracts. Set forth in Section 4.16 of the Target Disclosure Letter is a complete and accurate list of each Material Contract (which list sets forth the parties to each such agreement and the date on which such agreement was entered into) to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or any of their respective assets are bound (except for any agreement relating to the Joint Venture to which Parent or one of its Subsidiaries is a party to which such agreements the representations and warranties contained in this Section 4.16 shall not apply). Target has provided or will make available to Parent prior to the Closing Date true and complete copies of all Material Contracts. Except as set forth in Section 4.16 of the Target Disclosure Letter, each Material Contract is valid and binding and in full force and effect and Target and each of its Subsidiaries have performed all obligations required to be performed by them under each Material Contract in all material respects. To Target’s knowledge, there does not exist, nor has Target or any of its Subsidiaries received written notice of, any material breach of or violation or default under, any of the terms, conditions or provisions of any Material Contract and neither Target nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder. Subject to the Enforceability Exception, each Material Contract is enforceable by Target or its applicable Subsidiary in accordance with its terms.

4.17       Required Shareholder Vote. The affirmative vote of the holders of a two-thirds of the Target Common Shares outstanding as of the record date for the Target Meeting (the “Target Shareholders’ Approval”) is the only vote required of the holders of any class or series of

Target’s capital stock that shall be necessary to adopt this Agreement and to consummate the Transactions.

4.18       F-4 and Proxy Statement/Prospectus. None of the information to be supplied by Target for inclusion in (a) the registration statement on Form F-4 (the “F-4”) to be filed by Parent with the SEC in connection with the issuance of ADSs in the Merger or (b) the proxy statement on Schedule 14A relating to the Target Meeting to be filed by Target, which will also constitute the prospectus in respect of ADSs registered by means of the F-4 to be filed by Parent (the “Proxy Statement/Prospectus”), to be filed by Target and Parent with the SEC, in each case, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders, at the time of the Target Meeting and at the Effective Time, and, in the case of the F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing provision shall not apply to any information contained in the Proxy Statement/Prospectus regarding the Joint Venture to the extent such information was provided by the Joint Venture or Parent.

4.19       Intellectual Property. Section 4.19 of the Target Disclosure Letter sets forth a complete and accurate list of all material patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs owned by or licensed to Target (other than for the conduct of the business of the Joint Venture, as to which intellectual property the representations and warranties contained in this Section 4.19 shall not apply) (“Target Intellectual Property”). No Person has notified either Target or any of its Subsidiaries, and Target does not have any knowledge, that their use of the Target Intellectual Property infringes on the rights of any Person in any material respect. To Target’s knowledge, no Person is infringing on any right of Target or any of its Subsidiaries with respect to any such Intellectual Property in any material respect.

4.20       Affiliate Transactions. Section 4.20 of the Target Disclosure Letter contains a complete and accurate list of all agreements, contracts, commitments or transactions (other than Target Benefit Plans), whether or not entered into in the ordinary course of business, to or by which Target or any of its Subsidiaries, on the one hand, and any of their officers, directors or affiliates (or any affiliates of such officers or directors), on the other hand, are or have been a party or are otherwise bound or affected and that (a) are currently pending or proposed, in effect or have been in effect at any time since December 31, 2006 or (b) involve continuing Liabilities and obligations to or of Target or any of its Subsidiaries.

4.21       Brokers. No broker, finder or investment banker (other than PI Financial (US) Corp. (“PI Financial”), the fees and expenses of which will be paid by Target at Closing) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Target or any of its Subsidiaries. Target has heretofore furnished to Parent a true and complete copy of all agreements between Target and PI Financial pursuant to which such firm would be entitled to any payment relating to the Transactions.

4.22       Tax-Free Reorganization. None of Target, any of its affiliates or, to the knowledge of Target, any of its shareholders has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Target and its affiliates are not aware of any fact or circumstance that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code or from satisfying the requirements set forth in Treasury Regulation Section 1.367(a)-3(c)(1). As of the Closing Date, the Target Common Shares shall be regularly traded on an established securities exchange within the meaning of Treasury Regulation Section 1.897-9T(d).

4.23	Fairness Opinion; Board Approval.

(a)          Target’s Board of Directors has received a written opinion from PI Financial to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of the Target Common Shares (other than Parent and its affiliates). A true and complete copy of such opinion has been provided to Parent.

(b)          Target’s Board of Directors, at a meeting duly called and held, (i) determined that this Agreement and the Transactions are advisable and are fair to, and in the best interests of, the shareholders of Target, (ii) approved this Agreement and the Transactions and (iii)  recommended approval and adoption of this Agreement and the Merger by the shareholders of Target.

4.24       Controls and Procedures. Except as set forth in the Target SEC Reports, Target has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Target in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Target required under the Exchange Act with respect to such reports. Except as set forth in Section 4.24 of the Target Disclosure Letter or in the Target SEC Reports, neither Target nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Target’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act. Target has made or will make available to Parent prior to the Closing Date true and complete copies of any disclosures made by management to Target’s auditors and audit committee regarding such significant deficiencies or material weaknesses. Target has no knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Target or any of its Subsidiaries, whether or not employed by Target or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the Board of Directors of Target or any committee thereof or to any director or officer of Target. Target has not granted any waivers with respect to its policies regarding ethical conduct.

4.25       Takeover Matters. Target and Target’s Board of Directors have each taken all actions necessary to be taken such that no “rights plans” or “poison pill plans” or restrictive provision of any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination,” or other anti-takeover Law of any state, or any applicable anti-takeover provision in the articles of incorporation or bylaws of the Target, is, or at the Effective Time will be, applicable to Target, Parent, Merger Sub, the Target Common Shares, the Voting Agreements, this Agreement or the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

Parent, Merger Sub and, only to the extent that each representation below relates to Member, Member represent and warrant to Target, as of the Agreement Date and as of the Closing Date, as follows:

5.1	Organization and Qualification.

(a)          Each of the Parent Parties is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted. Member is organized under the laws of Delaware.

(b)          Each of Parent and Member is not in violation of its memorandum and articles of association or other similar governing documents. Merger Sub is not in violation of its Operating Agreement.

(c)          Parent owns all of the issued and outstanding stock and other equity interests of Member. Member is the sole member of Merger Sub and Member owns all of the issued and outstanding equity interests of Merger Sub.

5.2          Authority; Validity of Agreement. Each of the Parent Parties has full corporate and limited liability company, respectively, power and authority to execute and deliver this Agreement and any Ancillary Agreements to which it is or will be a party and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which each of the Parents Parties is or will be a party and the consummation of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement and any Ancillary Agreements to which it is or will be a party or to consummate the Transactions. This Agreement has been, and the Ancillary Agreements to which each of the Parent Parties is or will be a party are, or upon execution will be, duly and validly executed and delivered by the Parent Parties, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of the Parent Parties, as the case may be, enforceable against the Parent Parties, as the case may be, in accordance with their respective terms, subject to the Enforceability Exception.

5.3	No Violation; Consents and Approvals.

(a)          The execution and delivery of this Agreement and any Ancillary Agreement to which Parent or Merger Sub is or will be a party, the consummation of the Transactions and the performance by each of Parent or Merger Sub of its obligations hereunder and thereunder will not (i) conflict with any provision of the memorandum and articles of association of Parent or the Operating Agreement of Merger Sub or (ii) violate the provisions of any Law applicable to Parent or Merger Sub, except, in the case of clause (ii), for such violations that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

(b)          No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Authority or any other Person is required in connection with the execution and delivery of this Agreement and the consummation of the Transactions by Parent or Merger Sub and the performance by either Parent or Merger Sub of its obligations hereunder, except for (i) the filing with the SEC of the Proxy Statement/Prospectus in definitive form and the filing and declaration of effectiveness of the F-4, (ii) such filings, authorizations or approvals as may be required under the HSR Act, (iii) the filing of the Statement of Merger, (iv) any consents, authorizations, approvals, filings or exemptions in connection with applicable stock exchange rules, (v) the approval of the South African Reserve Bank and (vi) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the failure of which to be obtained or made, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect with respect to Parent or Merger Sub, materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or any Ancillary Agreement or be reasonably likely to prevent or materially delay the consummation of any of the Transactions.

5.4          Parent SEC Reports. Parent has timely filed with or furnished to the SEC, and has heretofore made available to Target true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), required to be filed or submitted by it with the SEC or mailed to its shareholders pursuant to the Securities Act, the Exchange Act or rules promulgated thereunder (collectively, the “Parent SEC Reports”). As of their respective dates (or, if any Parent SEC Reports were amended, as of the date such amendment was filed), each Parent SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules promulgated thereunder and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 6-K other than the execution of this Agreement.

5.5          No Vote Required. No vote of the shareholders of Parent is required by Law, Parent’s memorandum and articles of association or otherwise in order for Parent, Member and Merger Sub to consummate the Transactions.

5.6          Operations of Merger Sub. Merger Sub is a direct, wholly owned subsidiary of Member and is an indirect, wholly owned limited liability company subsidiary of Parent, and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

5.7          F-4 and Proxy Statement/Prospectus. None of the information to be supplied by Parent or Merger Sub expressly for inclusion in (a) the F-4 or (b) the Proxy Statement/Prospectus, in each case, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the Target shareholders, at the time of the Target Meeting and at the Effective Time, and, in the case of the F-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.8          Joint Venture Transaction. Neither Parent nor any of its affiliates have, directly or indirectly, engaged in any discussions or negotiations with any Person regarding the sale of all or substantially all of the assets or membership interests of the Joint Venture.

5.9          Tax-Free Reorganization. None of Parent, Member, Merger Sub, their affiliates or, to the knowledge of Parent, any of Parent’s shareholders has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. The Parent Parties and their affiliates are not aware of any fact or circumstance that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Parent satisfies the “active trade or business test” and the “substantiality test” as set forth in Treasury Regulation Section 1.367(a)-3(c)(3).

5.10       Controls and Procedures. Except as set forth in the Parent SEC Reports, Parent has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

Except as set forth in the Parent SEC Reports, neither Parent nor its independent auditors have identified any “significant deficiencies” or “material weaknesses” in Parent’s or any of its Subsidiaries’ internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act. Parent has no knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to any director or officer of Parent.

5.11       Parent Ordinary Shares. The Parent Ordinary Shares will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable.

5.12       Substituted Options. The Substituted Options will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued and binding obligations of Parent, enforceable against Parent in accordance with their terms, and any Parent Ordinary Shares issued upon exercise thereof in accordance with the terms of the relevant option plan and option agreement will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1          Conduct of Business by Target Pending the Merger. From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, except as set forth in Section 6.1 of the Target Disclosure Letter or as otherwise specifically contemplated by this Agreement, including costs related to the Transactions, Target agrees that it shall conduct its business and the business of its Subsidiaries in the ordinary course consistent with past practice, shall use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties, subject to the terms of this Agreement, and, by way of amplification and not limitation, shall not, and shall cause its Subsidiaries not to (without the prior written consent of Parent, which consent shall not be unreasonably withheld):

(a)          adopt or propose any change to its articles of incorporation or bylaws or other organizational documents;

(b)          (i) declare, set aside or pay any dividend or other distribution with respect to any shares of its capital stock, (ii) repurchase, redeem or otherwise acquire any outstanding shares of its capital stock or other securities or (iii) split, combine or reclassify any shares of its capital stock;

(c)          issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise, other than upon the exercise of Target Stock Options outstanding on the Agreement Date and disclosed in the Target Disclosure Letter), or enter into any amendment of any term of any outstanding security;

(d)          (i) incur or assume any Indebtedness except Indebtedness incurred in the ordinary course of business and consistent with past practice and in no event exceeding $25,000 in the aggregate, (ii) modify the terms of any Indebtedness, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of Target), except in the ordinary course of business and consistent with past practice and in no event exceeding $25,000 in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of Target, or by such Subsidiaries to Target and other than short-term investments of cash in the ordinary course of business);

(e)	subject any assets to any Lien other than a Permitted Lien;

(f)           increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business in salaries or wages of employees of Target or any of its Subsidiaries who are not directors or officers of Target, (ii) adopt, amend (other than amendments that reduce the amounts payable by Target or any relevant Subsidiary, or amendments required by Law or otherwise to comply with ERISA, the Code or other applicable Law) or assume an obligation to contribute to, any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person or amend any such existing contracts to increase or accelerate the payment or provision of any amounts payable or benefits provided thereunder, (iii) engage in any transaction in connection with which Target or any of its Subsidiaries could be subject (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iv) terminate any of the Target Benefit Plans, or take any other action with respect to a Target Benefit Plan that could result in Liability to any Person, (v) take any action that could adversely affect a Target Benefit Plan’s compliance with the applicable requirements of ERISA, (vi) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plans, any agreement relating thereto or applicable Law, such party is required to pay as contributions thereto, or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plans;

(g)          acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or in any other manner, any business or Person, or enter a new line of business or commence business operations in any country in which it is not operating as of the Agreement Date;

(h)          sell, lease, license or otherwise surrender, relinquish or dispose of any assets with an aggregate fair market value exceeding $25,000;

(i)           incur or commit to any capital expenditures, or become bound or obligated to participate in any operation, or consent to participate in any operation;

(j)           make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Target and its Subsidiaries taken as a whole;

(k)          (i) except as set forth in clause (ii), pay, discharge or satisfy any material account payable or other material Liability beyond or in advance of its due date or the date when such account payable or Liability would have been paid in the ordinary course of business and consistent with past practice or (ii) compromise, settle, grant any waiver or release relating to any action, suit or proceeding, other than settlements or compromises where the amount paid or to be paid does not exceed $25,000 in the aggregate for all claims;

(l)           change any method of accounting or accounting practice or procedure except for any such change required by GAAP;

(m)         enter into any agreement, understanding or commitment that materially restrains, limits or impedes its ability, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time;

(n)          enter into any joint venture, partnership or other similar arrangement or materially amend or modify the terms of (or waive any material rights under) any existing joint venture, partnership or other similar arrangement (other than (i) any such action between Target and its wholly owned Subsidiaries and (ii) the Joint Venture);

(o)          terminate or modify any Material Contract to which it is a party or waive or assign any of its rights or claims under any such contract or enter into any new Material Contract;

(p)          enter into any agreement or transaction that would be required to be disclosed in the Target Disclosure Letter pursuant to Section 4.20 regarding affiliate transactions if such agreement or transaction had been entered into prior to the Agreement Date;

(q)          adopt a plan of complete or partial liquidation, dissolution, or reorganization; or

(r)	agree or commit to do any of the foregoing.

6.2          Further Assurances. Each of Parent and Target shall use its commercially reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the Transactions. The parties shall take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the Transactions. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with applicable Law, to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of third parties.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1          Access and Information. From the Agreement Date until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article X, Target shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives) reasonable access during normal business hours upon prior notice to the officers, employees, agents, properties, offices and other facilities of Target and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to Parent such information concerning the business, properties, contracts, assets, Liabilities, personnel and other aspects of Target and its Subsidiaries as reasonably requested. Each of Parent and Target shall use its reasonable efforts to give prompt notice to the other party of any event or circumstance of which it becomes aware that results in any representation or warranty made by such party contained in this Agreement being untrue or inaccurate in any material respect or Target, Parent or Merger Sub, as the case may be, being unable to comply with or satisfy any of its covenants or agreements hereunder; provided, however, that the receipt of any information or the delivery of any notice pursuant hereto shall not limit or otherwise affect either party’s rights or obligations under this Agreement. Each party shall hold in confidence all nonpublic information so received until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

7.2	Acquisition Proposals.

(a)          Target agrees that neither it nor any of its Subsidiaries shall, and Target shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, “Representatives”) not to:

(i)           directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by furnishing non-public information) any inquiries regarding, or the making or submission of any proposal that constitutes, or that may reasonably be expected to lead to, an Acquisition Proposal;

(ii)           participate or engage in discussions or negotiations with, or disclose any non-public information regarding Target or any of its Subsidiaries or afford access to the properties, books or records of Target or any of its Subsidiaries to, any Person that has made an Acquisition Proposal or to any Person that Target, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal; or

(iii)         accept an Acquisition Proposal or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, an Acquisition Proposal (other than a confidentiality agreement in the circumstances contemplated by Section 7.2(b)(iii)) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other Transaction (each, an “Alternative Acquisition Agreement”).

(b)          Notwithstanding the foregoing, Target and its Board of Directors may take any actions described Section 7.2(a)(ii) with respect to any Person at any time prior to obtaining the Target Shareholders’ Approval if, prior to such time:

(i)           Target receives a bona fide written Acquisition Proposal from such Person (and such Acquisition Proposal was not initiated, solicited or knowingly encouraged or facilitated by Target or any of its Subsidiaries or any of their respective Representatives after the Agreement Date and in violation of this Agreement);

(ii)          the Board of Directors of Target determines in good faith by resolution duly adopted (after consultation with outside legal counsel and receipt of the written opinion of PI Financial or another independent investment bank of similar stature in the industry that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall immediately be provided to Parent) that such proposal constitutes a Superior Proposal from such Person, and that such action is necessary for the Board of Directors of Target to comply with its fiduciary duties under applicable Law;

(iii)         contemporaneously with furnishing such information to, or entering into discussions with, such Person, Target (A) enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreement and (B) provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person; and

(iv)         to the extent permitted by applicable Law (it being understood that that any contractual prohibition against the activities set forth in this Section 7.2(b)(iv) and any judicial remedies arising from the enforcement thereof shall not render the activities set forth in this Section 7.2(b)(iv) impermissible under applicable Law for purposes of this Section 7.2(b)(iv)), Target keeps Parent promptly informed, in all material respects, of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and promptly provides to Parent copies of such written proposals and any amendments or revisions thereto or correspondence related thereto.

(c)          Nothing contained in this Section 7.2 shall prohibit Target or its Board of Directors from taking and disclosing to Target’s shareholders a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in each case, to the extent required by applicable Law.

(d)          Any violation of this Section 7.2 by any of Target’s Subsidiaries or Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Target or any of its Subsidiaries or otherwise, shall be deemed to be a material breach of this Agreement by Target.

(e)          As promptly as practicable after receipt thereof (but in no event more than 48 hours after its receipt thereof), Target shall advise Parent in writing of any request for information from a Person that has made, or Target reasonably believes may be contemplating, an Acquisition Proposal, or any Acquisition Proposal received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Target shall promptly provide to Parent copies of any written materials received by Target, any of its Subsidiaries or their respective Representatives in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Target agrees that it shall provide to Parent any non-public information concerning Target or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal that was not previously provided to Parent at the same time that it provides such information to such other Person. Target shall keep Parent fully and currently informed of the status of any Acquisition Proposals, including the identity of the parties and price involved and any material changes to any terms and conditions thereof.

7.3	Board Recommendations.

(a)          Neither (i) the Board of Directors of Target nor any committee thereof shall directly or indirectly (A) withdraw or amend in a manner adverse to Parent, or (i) resolve to withdraw or amend or (ii) publicly propose to withdraw or amend in a manner adverse to Parent, the approval, recommendation or declaration of advisability by the Board of Directors of Target or any such committee thereof of this Agreement, the Merger or the other Transactions or (B) recommend, adopt or approve (or resolve to recommend, adopt or approve), or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in clauses (A) or (B) being referred to as an

“Adverse Recommendation Change”) nor (ii) shall Target or any of its Subsidiaries execute or enter into any Alternative Acquisition Agreement.

(b)          Notwithstanding the foregoing, at any time prior to obtaining the Target Shareholders’ Approval and subject to Target’s compliance at all times with the provisions of Section 7.2, this Section 7.3 and Section 7.11, the Board of Directors of Target may make an Adverse Recommendation Change if (i) Target receives a bona fide written Acquisition Proposal from a third party (and such Acquisition Proposal was not initiated, solicited or knowingly encouraged or facilitated in violation of this Agreement), (ii) the Board of Directors of Target determines in good faith, after consultation with its outside legal counsel and receipt of the written opinion from PI Financial or another independent investment bank of similar stature in the industry that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall immediately be provided to Parent, that the Acquisition Proposal constitutes a Superior Offer and that the Adverse Recommendation Change is necessary in order for the Board of Directors of Target to comply with its fiduciary duties under applicable Law and (iii) Target provides written notice to Parent (a “Notice of Change”) advising Parent that it is contemplating making such an Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination, together with a copy of the written opinion of PI Financial or another independent investment bank of similar stature in the industry ; provided, however, that (x) the Board of Directors of Target may not make such an Adverse Recommendation Change until the fourth business day after receipt by Parent of the Notice of Change and (y) during such four business day period, at the request of Parent, Target shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Board of Directors of Target not to make such Adverse Recommendation Change consistent with its fiduciary duties.

7.4          Existing Negotiations. Immediately after the execution and delivery of this Agreement, Target shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person heretofore conducted relating to any possible Acquisition Proposal with respect to it or its Subsidiaries. Target agrees that it shall take the necessary steps to promptly inform its Representatives involved in any such activities, discussions or negotiations, or in the Transactions, of the obligations undertaken in this Section 7.4.

7.5	Definitions. For the purposes of this Agreement:

(a)          “Acquisition Proposal” means any proposal or indication of interest (other than by Parent or any of its Subsidiaries), whether or not in writing, for the (i) merger, consolidation or other business combination of Target or any Subsidiary, (ii) a restructuring, recapitalization or liquidation of Target or any Subsidiary, or (iii) an acquisition or disposition of any stock or material assets of Target or any Subsidiary.

(b)          “Superior Proposal” means any bona fide written Acquisition Proposal with respect to Target that was not initiated, solicited or knowingly facilitated or encouraged in violation of this Agreement, made by a third party on terms which the majority of the Board of Directors of Target determines (after consultation with its outside legal counsel and having received the written opinion of PI Financial or another independent investment bank of similar stature in the industry concluding that such Acquisition Proposal constitutes a “Superior Proposal” hereunder, a copy of which shall promptly be provided to Parent) in good faith by resolution duly adopted (i) would result in a transaction that, if consummated, is more favorable to the shareholders of Target (in their capacity as shareholders) from a financial point of view, than the Merger and the other Transactions, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by Parent in response to such Superior Proposal or otherwise), and (ii) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction without such financing).

7.6          Directors’ and Officers’ Indemnification and Insurance. For six years after the Effective Time, the Surviving Entity shall honor all rights to indemnification and exculpation existing in favor of a director or officer of Target and its Subsidiaries under Target’s articles of incorporation and bylaws as in effect on the date of this Agreement. From the Closing Date until the third anniversary of the Closing Date, the Surviving Entity will maintain in effect, for the benefit of the officers and directors of Target with respect to acts or omissions occurring prior to the Closing Date, the existing policy of directors’ and officers’ liability insurance maintained by Target as of the date of this Agreement in the form disclosed by Target to Parent prior to the date of this Agreement; provided, however, that the Surviving Entity may substitute for such existing policy a policy or policies of comparable coverage; provided, further, that if the aggregate amount paid for such insurance at any time during such period shall exceed $42,000, then the Surviving Entity shall provide only such coverage as may be obtained for an aggregate amount equal to $42,000.

7.7          Cooperation. Subject to compliance with applicable Law, from the Agreement Date until the Effective Time, Target shall confer on a regular and frequent basis with one or more representatives of Parent to report Target’s material operational matters and the general status of ongoing operations and each party shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.8          Publicity. Neither Target, Parent nor any of their respective affiliates or representatives shall issue or cause the publication of any press release or other announcement with respect to the Transactions without the prior consultation of the other party, except as may be required by applicable Law, and each party shall use its reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement.

7.9           Filings. Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, including all required or advisable filings under or relating to the HSR Act as well as the approval of the

South African Reserve Bank, shall respond as promptly as practicable to all inquiries or requests for information received from a Governmental Authority in relation to such filings or notices for additional information or documentation and shall cooperate as needed with respect to any such filings by any other party. Each party agrees to take whatever action may be necessary to resolve any objection as may be asserted under the HSR Act. Notwithstanding the foregoing, neither Parent nor Target shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Authority, any requirement to divest or hold separate or in trust (or the imposition of any other material condition or restriction with respect to) any of the respective businesses or assets of Parent, Merger Sub, Target or any of their respective Subsidiaries.

7.10       Employee Matters. All Target Benefit Plans covering employees of Target and its Subsidiaries will be terminated on or before the Effective Time. All obligations of Target to employees as of the Effective Date shall have been paid by the Target on or before the Effective Date. Effective as of the Effective Time, all officers and employees of Target or its Subsidiaries shall resign and, following payment at the Closing of any severance obligation specifically disclosed in the Target Disclosure Letter and except, in the case of Target’s officers, for the obligations set forth in Section 7.6, the Surviving Entity shall have no Liability to any such persons following the Effective Time.

7.11       Target Shareholders’ Meeting. Target shall, as promptly as reasonably practicable after the Agreement Date (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its shareholders (the “Target Meeting”) for the purpose of securing the Target Shareholders’ Approval, (ii) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable Law and its articles of incorporation and bylaws, which Proxy Statement/Prospectus shall contain the recommendation of the Target Board of Directors that its shareholders approve this Agreement, (iii) use its commercially reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and to secure the Target Shareholders’ Approval and (iv) cooperate and consult with Parent with respect to each of the foregoing matters. Notwithstanding any Adverse Recommendation Change by the Target Board of Directors or the commencement, public proposal, public disclosure or communication to Target of any Acquisition Proposal with respect to Target or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Article X), this Agreement shall be submitted to the shareholders of Target at the Target Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law.

7.12	Preparation of the F-4 and Proxy Statement/Prospectus.

(a)           Parent and Target shall each promptly prepare and file with the SEC a preliminary version of the Proxy Statement/Prospectus and each will use its commercially reasonable efforts to respond to any comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy Statement/Prospectus. Each of Parent and Target shall use its commercially reasonable best efforts to have the F-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of the ADSs in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the F-4, Target shall cause the Proxy Statement/Prospectus to be mailed to Target’s shareholders, and if necessary, after the definitive Proxy Statement/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies. If at any time prior to the Effective Time, Parent or Target discover any statement which, in light of the circumstances under which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement made in the Proxy Statement/Prospectus not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise Target and Target shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the F-4 becomes effective or any supplement or amendment has been filed, of the issuance of any stop order or that any proceedings for that purpose are pending before or threatened by the SEC, the suspension of the qualification of the ADSs for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the F-4 or comments thereon and responses thereto or requests by the SEC for additional information.

(b)          Target shall use its reasonable best efforts to cause to be delivered a letter from its independent auditors, dated (i) the date that is two business days prior to the effectiveness of the F-4 and (ii) the Closing Date, and addressed to Parent and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the F-4.

7.13       Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the ADSs to be issued in the Merger to be approved for listing on the New York Stock Exchange at or prior to the Effective Time, subject to official notice of issuance.

7.14       Notice of Certain Events. Target shall give prompt notice to Parent of any fact, event or circumstance as to which Target obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.2(a), (b) or (c). Parent shall give prompt notice to Target of any fact, event or circumstance as to which Parent obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Section 8.3(a) or (b). Prior to the Closing, Target may deliver to Parent a supplement or update to the Target Disclosure Letter that reflects any event, condition or circumstance occurring or arising after the Agreement Date that is not otherwise prohibited pursuant to this Agreement and which, in the aggregate taking into account all supplemental disclosures (the “Supplemental Disclosures”) provided pursuant to this Section 7.14, have not had and would not reasonably be expected to have a Material Adverse Effect on Target, in which case, prior to the Closing, the specified representations and warranties made by Target will be deemed modified to reflect such event as of the date that such event occurs or arises for purposes of determining whether the conditions set forth in Section 8.2 have been satisfied.

7.15       Tax Treatment. Each party shall use its reasonable best efforts to cause the Merger to qualify, and shall not take, and shall use its reasonable best efforts to prevent any affiliate or shareholder of such party from taking, any actions that could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

7.16       Affiliate Letter. Prior to the date of the Target Meeting, Target shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of Target, as of the time of the Target Meeting, “affiliates” of Target within the meaning of Rule 145 under the Securities Act. Target shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or Target as a Person who may be deemed to be such an affiliate of Target. Target shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of the Target Meeting, from each affiliate of Target identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit B (the “Affiliate Letter”). Parent shall not be required to maintain the effectiveness of the F-4 or any other registration statement under the Securities Act for the purposes of resale by such affiliates of ADSs received pursuant to the Merger and Parent may direct the Exchange Agent not to issue certificates representing ADSs to any such affiliate until Parent has received from such Person an Affiliate Letter. Notwithstanding the foregoing, this Section 7.16 shall have no effect if Rule 145(c) under the Securities Act no longer deems “affiliates” of Target within the meaning of Rule 145 under the Securities Act to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

7.17       Joint Venture Transaction. During the period commencing on the Agreement Date and ending on the 90th day following the Closing Date, none of Parent, any of its Subsidiaries or any of their respective Representatives shall, directly or indirectly, participate or engage in discussions or negotiations with, or disclose any non-public information regarding Target or the Joint Venture or afford access to the properties, books or records of Target or the Joint Venture to, any Person that has made an offer to purchase all or substantially all of the capital stock or assets of Target or the Joint Venture (“Target Proposal”) or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making a Target Proposal.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1          Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)	The Target Shareholders’ Approval shall have been obtained.

(b)          No action, suit or proceeding instituted by any Governmental Authority of competent jurisdiction shall be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case, that would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that, subject to Section 7.9, the party seeking to terminate this Agreement pursuant to this Section 8.1(b) must have used its reasonable best efforts to cause this condition to be satisfied.

(c)          The F-4 shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the F-4 shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

(d)          The ADSs to be issued in the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e)          Any applicable waiting period under the HSR Act shall have expired or been terminated.

(f)           Any other approval of any Governmental Authority of competent jurisdiction (including the South African Reserve Bank) or waiting periods under any applicable Law of any Governmental Authority of competent jurisdiction shall have been obtained or have expired (without the imposition of any condition that is reasonably likely to have a Material Adverse Effect).

8.2          Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of Target that are not subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties that are not subject to materiality or Material Adverse Effect to be so true and correct individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Target, and the representations and warranties of Target that are subject to materiality or Material Adverse Effect set forth in this Agreement shall be true and correct as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date). Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b)          Target shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which it is a party required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms of such Agreement. Parent shall have received a certificate signed on behalf of Target by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(c)          From the Agreement Date through the Effective Time, there shall not have occurred any Material Adverse Effect with respect to Target or any event, change or circumstance that would reasonably be likely to result in a Material Adverse Effect with respect to Target.

(d)          Target must have delivered to its counsel, Parent and Parent’s counsel a certificate signed on behalf of Target by a duly authorized officer of Target certifying the representations set forth in a Target Tax Certificate in a form reasonably agreed to by the parties hereto (the “Target Tax Certificate”).

(e)          Parent shall have received an opinion, dated the Closing Date, of counsel to Parent, in form and substance reasonably satisfactory to Parent, based upon facts, representations and assumptions set forth in such opinion which are consistent with the state of facts at the Effective Time, to the effect that the acquisition of Target Common Shares pursuant to this Agreement and the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon factual representations contained in certificates of the officers of the Parent Parties and Target.

(f)           Each consent, waiver and approval set forth in Section 8.2(f) of the Target Disclosure Letter must have been obtained, and Target must have provided Parent with copies thereof.

(g)          Parent shall have received a “comfort” letter from Target’s independent public accountants in the form contemplated by Section 7.12(b).

(h)          Parent shall have received evidence reasonably satisfactory to it that the aggregate amount of all unpaid costs and expenses incurred by Target or its Subsidiaries in connection with this Agreement and the Transactions is not in excess of $200,000 (it being understood and agreed that any costs and expenses that Target shall pay from its available cash at Closing shall be considered paid from such available cash for purposes of this Section 8.2(h)).

8.3          Conditions to the Obligations of Target. The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the Agreement Date and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect with respect to Parent; provided, however, that the representations and warranties of Parent set forth in Sections 5.1 and 5.2 shall be true and correct at such times in all material respects without giving effect to any limitation as to

“materiality” or “Material Adverse Effect” set forth therein. Target shall have received a certificate signed on behalf of Parent by an authorized officer to the foregoing effect.

(b)          Each of Parent and Merger Sub shall have performed or complied in all material respects with each of its obligations under this Agreement and any Ancillary Agreement to which it is a party required to be performed or complied with by it at or prior to the Effective Time pursuant to the terms of such Agreement. Target shall have received a certificate signed on behalf of Parent by an authorized officer to the foregoing effect.

(c)          Parent must have delivered to its counsel, Target and Target’s counsel a certificate signed on behalf of each of the Parent Parties by a duly authorized officer of the Parent Parties certifying certain factual representations as reasonably required by counsel to Target for purposes of the opinion described in Section 8.3(d) (the “Parent Tax Certificate”).

(d)          Target shall have received an opinion, dated the Closing Date, of counsel to Target, in form and substance reasonably satisfactory to Target, based upon facts, representations and assumptions set forth in such opinion which are consistent with the state of facts at the Effective Time, to the effect that the acquisition of Target Common Shares pursuant to this Agreement and the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the requirements set forth in Treasury Regulation Section 1.367(a)-3(c)(1) (other than subsections (iii)(A) and (B)) are satisfied with respect to the Merger. In rendering such opinion, counsel may require and rely upon factual representations contained in certificates of the officers of the Parent Parties and Target.

ARTICLE IX

SURVIVAL

9.1          Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2          Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1       Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after its approval by the shareholders of Target:

(a)	by the mutual written consent of Parent and Target;

(b)          by either Parent or Target, if the Effective Time has not occurred on or before June 30, 2008 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date;

(c)          by either Target or Parent, if any applicable Law that makes consummation of the Merger illegal is extant or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and nonappealable; provided, however, that, subject to Section 7.9, the right to terminate pursuant to this Section 10.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in such action;

(d)          by Target, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by Target and receipt by Parent of written notice of such breach or (y) the Termination Date;

(e)          by Parent, if there has been a breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (i) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) if susceptible to cure, has not been cured in all material respects prior to the earlier to occur of (x) 20 business days following delivery by Parent and receipt by Target of written notice of such breach and (y) the Termination Date;

(f)           by either Target or Parent, if the Target Shareholders’ Approval is not obtained because of the failure to obtain such approval upon a vote at the Target Meeting;

(g)          by Parent, if (i) Target shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 7.2, 7.3 or 7.11 or (ii) the Board of Directors of Target or any committee thereof shall have made an Adverse Recommendation Change;

(h)          by Target, if (i) Target will have delivered to Parent a written notice of Target’s intent to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal received by Target (a “Notice of Superior Proposal”), (ii) five business days have elapsed following delivery to Parent of a Notice of Superior Proposal, (iii) during such five business day period Target has fully cooperated with Parent, including informing Parent of the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and providing a copy of the merger, acquisition or other agreement effecting such Superior Proposal, with the intent of enabling Parent to agree to a modification of the terms and conditions of this Agreement so that the transaction contemplated hereby may be effected, (iv) at the end of such five business day period the Board of Directors of Target will have continued to reasonably believe that such Acquisition Proposal constitutes a Superior Proposal, (v) Target pays to Parent the termination fee specified in Section 11.1(b) and (vi) Target will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of Target will have resolved to do so. It is understood and agreed that, prior to any termination pursuant to this Section 10.1(h) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a “Modified Superior Proposal”) shall require a new Notice of Superior Proposal and a new five business day period with respect to such Modified Superior Proposal.

10.2       Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, written notice thereof shall forthwith be given by the terminating party to the other party specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to Section 4.21, the last two sentences of Section 7.1, this Section 10.2 and Article XI, this Agreement shall forthwith become null and void after such termination and there shall be no liability on the part of Parent, Merger Sub or Target; provided, however, that nothing herein shall relieve any party from any liability with respect to any willful or knowing breach of any representation, warranty, covenant or other obligation under this Agreement.

ARTICLE XI

MISCELLANEOUS

11.1	Expenses.

(a)          Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses, except as provided in this Section 11.1.

(b)          Target shall pay Parent a termination fee in the amount of $5,760,000 (the “Target Termination Fee”), in any of the following circumstances:

(i)           Parent terminates this Agreement pursuant to Section 10.1(g) (breach by Target of Sections 7.2, 7.3 or 7.11 or in the event of an Adverse Recommendation Change by the Board of Directors of Target); provided, however, that, in the event of a termination pursuant to Section 10.1(g) as a result of an Adverse Recommendation Change, Target shall not be required to pay the Termination Fee to Parent pursuant to this Section 11.1(b)(i) prior to the consummation of a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such fee if such consummation occurs more than eighteen months after the termination of this Agreement;

(ii)           Target terminates this Agreement pursuant to Section 10.1(h) (Superior Proposal); or

(iii)        (A) Parent terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date), or (B) either Parent or Target terminates this Agreement pursuant to Section 10.1(f) (failure to obtain the Target Shareholders’ Approval), and, after the date hereof and prior to such termination, an Acquisition Proposal with respect to Target is publicly proposed by any Person (other than Parent or any of its affiliates) or any Person publicly announces its intention (whether or not conditional) to make an Acquisition Proposal with respect to Target or such intention has otherwise become known to Target’s shareholders generally; provided, however, that Target shall not be required to pay the Termination Fee to Parent pursuant to this Section 11.1(b)(iii) prior to the consummation of a transaction constituting an Acquisition Proposal, and shall in no event be required to pay such fee if such consummation occurs more than eighteen months after the termination of this Agreement;

(iv)          Parent terminates this Agreement pursuant to Section 10.1(e) (breach by Target of a representation, warranty, covenant or agreement); or

(v)          Target terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date) and at the time of such termination all of the conditions set forth in Article VIII have been satisfied or waived by Parent and Parent is willing and able to consummate the Merger.

(c)          Parent shall pay Target a termination fee in the amount of $1,440,000 (the “Parent Termination Fee”), in any of the following circumstances:

(i)           Target terminates this Agreement pursuant to Section 10.1(d) (breach by Parent of a representation, warranty, covenant or agreement); or

(ii)           Parent terminates this Agreement pursuant to Section 10.1(b) (failure to complete by Termination Date) and at the time of such termination all of the conditions set forth in Article VIII have been satisfied or waived by Target and Target is willing and able to consummate the Merger.

(d)          Target shall pay Parent the reasonable, documented costs and expenses incurred by Parent or its Subsidiaries in connection with this Agreement and the Transactions up to an amount equal to $500,000 (the “Parent Expenses”) in the event that Parent terminates this Agreement pursuant to Section 10.1(g) as the result of an Adverse Recommendation Change; provided, however, that, in the event that Target is required to pay a Target Termination Fee pursuant to the proviso set forth in Section 11.1(b)(i), then, upon payment of such Target Termination Fee, the amount of the Parent Expenses previously paid by Target shall be deducted therefrom. Any payment of Parent Expenses pursuant to this Section 11.1(d) shall be made within ten (10) business day after any such termination.

(e)          Except as otherwise set forth above, any payment required pursuant to this Section 11.1 shall be made within one business day after termination of this Agreement by wire transfer of immediately available funds to an account designated by Parent or Target, as applicable.

(f)           Each of Target and Parent acknowledges that the agreements contained in this Section 11.1 are an integral part of the Transactions and that, without these agreements, neither Parent nor Target would not enter into this Agreement; accordingly, if either Target or Parent fails promptly to pay any amount due pursuant to this Section 11.1, and, in order to obtain such payment, Parent or Target, as the applicable, commences a suit that results in a judgment against Target or Parent for such payment, Target or Parent, as applicable shall pay to Parent or Target, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the payment at a rate of 8% per annum. The parties hereto agree that any remedy or amount payable pursuant to this Section 11.1 shall not preclude any other remedy or amount payable hereunder, and shall not be an exclusive remedy, for any willful and material breach of any representation, warranty, covenant or agreement contained in this Agreement.

11.2       Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent, Member or Merger Sub:

AngloGold Ashanti Limited

76 Jeppe Street, Newtown, 2001

PO Box 62117 Marshalltown 2107

Johannesburg 2001 T3 00000

South Africa

Attention: Richard Duffy, Executive Vice President

Telephone: +27 11 637 6000

Facsimile: +27 11 637 6624

And to:

AngloGold Ashanti North America Inc.

7400 East Orchard Road, Suite 350

Greenwood Village, CO 80111

Attention: General Counsel

Telephone: 303-889-0700

Facsimile: (303) 889-0737

With a copy (which shall not constitute notice) to:

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202-1500

Attention: Ronald R. Levine II, Esq.

Facsimile: (303) 893-1379

To Target:

Golden Cycle Gold Corporation

1515 S. Tejon, Suite 201

Colorado Springs, CO 80906

Attention: R. Herbert Hampton

Telephone: (719) 471-9013

Facsimile: (719) 520-1442

With a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP

Republic Plaza Building

Suite 4700

370 17th Street

Denver, CO 80202-5647

Attention: Kenneth G. Sam, Esq.

Facsimile: (303) 629-3450

Any such notice or communication shall be deemed given (a) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (b) one business day after being deposited with a next-day courier, postage prepaid or (c) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.3       Severability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof, which shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions may be consummated as originally contemplated to the fullest extent possible.

11.4       Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that, except for Merger Sub, the rights of which may be assigned to another wholly owned Subsidiary of Parent, neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.5       Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All references to “dollars” or “$” shall mean United States dollars. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the drafting party.

11.6       Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.7       Entire Agreement. This Agreement, together with all documents contemplated herein or required hereby and the Confidentiality Agreement, represent the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.8       Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the state of Colorado, without reference to rules relating to conflicts of law.

11.9       Submission to Jurisdiction. Each party to this Agreement submits to the exclusive jurisdiction of any state or federal court sitting in the State of Colorado in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.10     Attorneys’ Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.11     No Third Party Beneficiaries. Except as provided in Section 7.6, no Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.12     Disclosure Letters. The disclosures made on any disclosure letter, including the Target Disclosure Letter and the Parent Disclosure Letter, with respect to any representation or warranty, shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably apparent from the face of the disclosure letter.

The inclusion of any matter on any disclosure letter will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Material Adverse Effect with respect to Parent or Target, as applicable, or would otherwise be material to any party.

11.13     Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by Law; provided, however, that following approval of this Agreement by the shareholders of Target, there shall be no amendment or change to the provisions hereof unless permitted by the CBCA without further approval by the shareholders of Target.

11.14     Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may extend the time for the performance of any of the obligations or acts of the other party;

(a)          waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(b)          subject to the proviso of Section 11.13, waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE XII

DEFINITIONS

12.1       Defined Terms. The following terms shall have the following meanings for the purposes of this Agreement:

(a)          “Ancillary Agreement” means each Voting Agreement and any other agreement, document or instrument to be entered into by any party hereto in connection with the Merger, any other Transaction or this Agreement.

(b)          “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes.

(c)          “Governmental Authority” means any governmental department, commission, board, bureau, agency, court or other instrumentality, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

(d)          “Hedging Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity price protection agreement, foreign exchange protection agreement, and any other agreement or arrangement designed to protect such Person against fluctuations in interest rates, commodity prices or foreign exchange rates, as any such agreement is amended, supplemented or modified from time to time.

(e)          “Indebtedness” means, with respect to any Person, (a) all indebtedness of such party or any of its Subsidiaries for the repayment of borrowed money, whether or not represented by bonds, debentures, notes or similar instruments, (b) all other indebtedness and obligations of such party or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, under loan agreements, security agreements, mortgages, deeds of trust, Hedging Agreements or letter of credit reimbursement agreements, (c) other commitments or obligations by which such party or any of its Subsidiaries assures against loss (including contingent reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar instruments), (d) commitments (contingent or otherwise) of such party or any of its Subsidiaries to pay deferred purchase amounts for property or services, including all notes, “earn-out” payments, purchase price adjustment payments and non-competition payments and (e) guarantees or similar contingent liabilities of such party or any of its Subsidiaries (including so called take-or-pay or keep-well agreements) with respect to any indebtedness, obligation, claim or Liability of any other Person.

(f)           “Law” means any federal, state, local or foreign law, statute, rule, regulation, ordinance, judgment, common law, order, code, decree, restriction, approval, directive, injunction, award, administrative requirement, license, permit, writ or any other requirement or rule of law of, or issued by, any Governmental Authority, or any listing rule of any applicable stock exchange.

(g)          “Liabilities” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

(h)          “Liens” means liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages, and other possessory interests, conditional sale or other title retention agreements, assessments, easements, rights of way, covenants, restrictions, rights of first refusal, encroachments, and other burdens, options or encumbrances of any kind.

(i)           “Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, is materially adverse to the financial condition, business, assets, Liabilities or results of operations of Target and its Subsidiaries or Parent and its Subsidiaries, as applicable, in each case taken as a whole; provided, however, when determining whether any Material Adverse Effect has occurred with respect to Target and its Subsidiaries, taken as a whole, any result, occurrence, condition, fact, change, violation, event or effect affecting the Joint Venture that is either (i) caused by Parent or its affiliates or (ii) within the reasonable control of Parent or its affiliates acting in a commercially reasonable manner, shall not be taken into account.

(j)           “Material Contract” means, with respect to Target, any contract, arrangement, commitment or understanding (whether written or oral), that (i) is a material contract (as defined in Item 601(b)(10) of SEC Regulation S-K) with respect to Target to be performed after the Agreement Date, (ii) materially restrains, limits or impedes the ability of Target or any of its Subsidiaries or other affiliates to compete with or conduct any business or any line of business (including (A) agreements that impose geographic limitations on activities, (B) agreements that impose restraints on the right to solicit employees and (C) any confidentiality agreement, area of mutual interest or standstill agreement with any Person (or any agent thereof) that contains any exclusivity or standstill provisions that are or will be binding on Target or any of its Subsidiaries or other affiliates (including, after the Effective Time, Parent or any of its Subsidiaries)), (iii) contains a provision of the type commonly referred to as a “most favored nation” provision for the benefit of a party other than Target or its Subsidiaries, (iv) contains a put, call or other right of acquisition or disposition pursuant to which Target or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests (including licensing or leasehold interests) of any Person or assets that have a market value or purchase price of more than $25,000, (v) is a partnership or joint venture relating to the formation, creation, operation, management or control of any material partnership or joint venture, or (vi) relates to Indebtedness in excess of $25,000 of Target or any of its Subsidiaries.

(k)          “Permitted Lien” means (i) Liens for Taxes and other governmental charges and assessments (except assessments for public improvements levied, pending or deferred against the Owned Real Property) that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made in connection with any such contest), (ii) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business (provided lien statements have not been filed as of the Closing Date), (iii) easements, rights of way and restrictions, zoning ordinances and other similar Liens affecting the Owned Real Property and which do not adversely affect title to, detract from the value of, or impair the existing or proposed use of, the property affected by such lien or imperfection or (iv) statutory Liens in favor of lessors arising in connection with any property leased to Target or any Subsidiary.

(l)           “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any Governmental Authority.

(m)         “Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, fifty percent (50%) or more of the equity interests of such Person). For the purposes of clarity, “Subsidiary” shall not include the Joint Venture.

(n)          “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes.

(o)          “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(p)          “Taxes” means all federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

12.2       Additional Defined Terms.

Term	Section
1992 Plan	3.3(a)
1997 Plan	3.3(a)
2002 Plan	3.3(a)
2006 Target Balance Sheet Date	4.7
Acquisition Proposal	7.5(a)
ADS	3.1(b)
Adverse Recommendation Change	7.3(a)
Affiliate Letter	7.16
Agreement	Preamble
Agreement Date	Preamble
Alternative Acquisition Agreement	7.2(a)(iii)
CBCA	1.1
Closing Date	3.4
Closing	3.4
Code	Preamble
Common Conversion Consideration	3.1(b)
Target Proposal	7.17
Effective Time	1.2
Enforceability Exception	4.3
Environmental Laws	4.12(a)
ERISA	4.11(a)
Exchange Agent	3.2(a)
Exchange Fund	3.2(a)
Exchange Instructions	3.2(b)
Exchange Ratio	3.1(b)

Term	Section
1992 Plan	3.3(a)
F-4	4.18
GAAP	4.6
Hazardous Substances	4.12(b)
HSR Act	4.4(b)
Joint Venture	4.8(a)
Joint Venture Agreement	4.8(a)
Merger	Preamble
Merger Consideration	3.1(b)
Merger Sub	Preamble
Notice of Change	7.3(b)
Notice of Superior Proposal	10.1(h)
Owned Real Property	4.15
Parent	Preamble
Parent Expenses	11.1(d)
Parent Ordinary Shares	3.1(b)
Parent Parties	Preamble
Parent SEC Reports	5.4
Parent Tax Certificate	8.3(c)
PCBs	4.12(3)
PI Financial	4.21
Property Agreements	4.15
Proxy Statement/Prospectus	4.18
Representatives	7.2(a)
Sarbanes-Oxley Act	4.5(b)
SEC	4.4(b)
Statement of Merger	1.2
Stock Certificate	3.1(b)
Substituted Option	3.3(a)
Superior Proposal	7.5(b)
Supplemental Disclosures	7.14
Surviving Entity	1.1
Target	Preamble
Target Balance Sheet	4.6
Target Benefit Plan	4.11(a)
Target Common Shares	3.1(a)
Target Disclosure Letter	Introduction
Target ERISA Affiliate	4.11(a)
Target Intellectual Property	4.19
Target Meeting	7.11
Target Permits	4.13
Target SEC Reports	4.5(a)
Target Shareholders’ Approval	4.17
Target Stock Option	3.3(b)
Target Stock Option Plans	3.3(b)
Target Tax Certificate	8.2(d)

Term	Section
1992 Plan	3.3(a)
Termination Date	10.1(b)
Termination Fee	11.1(b)
Transactions	3.4
Voting Agreements	Preamble

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

ANGLOGOLD ASHANTI LIMITED

By:  /s/ Donald C. Ewigleben

Name: Donald C. Ewigleben

Title: Executive Officer – Law, Health, Safety and Environment

ANGLOGOLD ASHANTI USA INCORPORATED

By:  /s/ Donald C. Ewigleben

Name: Donald C. Ewigleben

Title:	Chairman and President

GCGC LLC

By: AngloGold Ashanti USA Incorporated

Its:	Sole Member

By:  /s/ Peter O’Connor

Name: Peter O’Connor

Title:	Secretary

GOLDEN CYCLE GOLD CORPORATION

By:  /s/ R. Herbert Hampton

Name: R. Herbert Hampton

Title: President, Chief Executive Officer and Treasurer

EXHIBIT A

Signatories to Voting Agreements

1.	David W. Tice & Associates, Inc. (1,298,265 common shares)
2.	OCM Gold Fund (457,000 common shares)
3.	Rex H. Hampton Jr. (56,110 common shares)
4.	Estate of Rex H. Hampton (57,400 common shares)
5.	Dr. Taki N. Anagnoston (484,280 common shares)
6.	James C. Ruder (1,000 common shares)
7.	Robert T. Thul (125 common shares)
8.	Donald L. Gustafson (0 common shares)

9. Midas Fund, Inc./Midas Management Corporation (1,964,500 common shares)